SCHEDULE 13G



            Under the Securities Exchange Act of 1934

                  (Amendment No. _____________)*



              AMERICAN ASSET MANAGEMENT CORPORATION
                         (NAME OF ISSUER)


                    COMMON STOCK, NO PAR VALUE
                  (TITLE OF CLASS OF SECURITIES)


                           024-010-308
                          (CUSIP NUMBER)



     A FEE IS BEING PAID WITH THIS STATEMENT.

CUSIP NO.  024-010-308        SCHEDULE 13G        PAGE 2 of 6 PAGES


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above person:

          M.H. MEYERSON & CO., INC.
          I.R.S. NO.:   13-1924455

2)   Check the appropriate box if a member of a group*

          NOT APPLICABLE                               (a)

                                                       (b)
3)   Sec use only

4)   Citizenship or Place of Organization

          NEW JERSEY CORPORATION


      NUMBER OF          5)  Sole Voting Power
                             COMMON STOCK - 25,125 SHARES
       SHARES                WARRANTS     - NOT APPLICABLE

     BENEFICIALLY        6)  Shared Voting Power
                             NONE
      OWNED BY
                         7)  Sole Dispositive Power
        EACH                 181,435 SHARES [SEE NOTE I ON PAGE 3]

      REPORTING          8)  Shared Dispositive Power
                             NONE
       PERSON

        WITH



9)  Aggregate Amount Beneficially Owned By Each Reporting Person
          181,435 SHARES {SEE NOTE I ON PAGE 3]

10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*
          NOT APPLICABLE

11) Percent of Class Represented by Amount in Row 9
          16.9%

12) Type of Reporting Person*
          BD
CUSIP NO.  024-010-308        SCHEDULE 13G        PAGE 3 of 6 PAGES








NOTE I Consists of a long position of 25,125 shares of Common Stock plus 83,634 Class B Warrants to purchase 83,634 shares of Common Stock plu 72,676 Class C Warrants to purchase 72,676 shares of Common Stock. Does not include 6,700 shares of Common Stock owned by persons associated with M.H. Meyerson & Co., Inc.

CUSIP NO.  024-010-308        SCHEDULE 13G      Page 4 of 6 Pages



Item 1(a)   Name of Issuer:

                     AMERICAN ASSET MANAGEMENT CORPORATION

Item 1(b)   Address of Issuer's Principal Executive Officers:

                     150 Morristown Road, Suite 108
                     Bernardsville, New Jersey 07924

Item 2(a)   Name of Person Filing:

                     M.H. MEYERSON & CO., INC.

Item 2(b)   Address of Principal Business Office:

                     30 Montgomery Street
                     Jersey City, New Jersey 07302

Item 2(c)   Citizenship:

                     New Jersey Corporation

Item 2(d)   Title of Classes of Securities:

                 Common Stock, no par value

Item 2(e)   Cusip Number:

                    024-010-308

Item 3      Type of Person:

                 (a)  Broker/Dealer registered under
                      Section 15 of the Act

Item 4      Ownership (at April 30, 1996):

                 (a)  Amount beneficially owned:

                         181,435 shares [See Note I on page 3]

                 (b)  Percent of Class:

                         16.9%

 CUSIP NO.  024-010-308        SCHEDULE 13G      Page 5 of 6 Pages



          (c)  Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                        Common Stock - 25,125 shares
                              [See Note I on page 3]
                        Warrants - Not Applicable

               (ii) shared power to vote or to direct the vote:

                        None

              (iii) sole power to dispose or to direct the
                    disposition of:

                         181,435 shares [See Note I on page 3]

               (iv) shared power to dispose or to direct the
                    disposition of:

                         None

Item 5   Ownership of Five Percent or Less of a class:

               Not Applicable

Item 6   Ownership of More that Five Percent on Behalf of Another
         Person:

               Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company:

               Not Applicable

Item 8   Identification and Classification of Members of the
         Group:

               Not Applicable

Item 9   Notice of Dissolution of the Group:

               Not Applicable
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CUSIP NO.  024-010-308        SCHEDULE 13G      Page 5 of 6 Pages


Item 10  Certification:


               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                              SIGNATURE



             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 7, 1996,                M.H. MEYERSON & CO., INC.




                              BY:  __/s/ Michael Silvestri_____
                                   Michael Silvestri, President